SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc.

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

INDEX

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Financial Group, Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Financial Group, Inc. Savings Incentive Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Plan’s financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in note 1 to the financial statements, Ambac Financial Group, Inc., the Plan’s sponsor, has concluded that there is a substantial doubt about their ability to continue as a going concern as a result of uncertainties associated with the ability to generate new insurance business as well as limited liquidity. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 29, 2010

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$757,054	$1,253,438
Mutual funds	63,642,260	54,448,764
Loans to participants	790,295	917,471

Total investments	65,189,609	56,619,673

Receivables:
Employer contributions receivable (see note 1(c))	2,630,787	810,569
Participant contributions receivable	109,307	135,569

Total receivables	2,740,094	946,138

Net assets available for plan benefits	$67,929,703	$57,565,811

See accompanying notes to the financial statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2009 and 2008

	2009	2008
Investment Income (Loss) :
Dividends	$1,331,065	$2,247,086
Interest on participant loans	44,865	52,240
Net appreciation (depreciation) in fair value of investments (see note 3)	8,854,512	(31,838,355)

Total net investment income (loss)	10,230,442	(29,539,029)

Contributions:
Employer contributions	4,433,593	4,499,022
Participant contributions	3,086,559	3,323,641
Rollovers	141,673	93,830

Total contributions and other additions	7,661,825	7,916,493

Total additions (reductions)	17,892,267	(21,622,536)

Deductions from net assets attributed to:
Benefit payments	7,526,875	6,704,460
Administrative expenses	1,500	3,054

Total deductions	7,528,375	6,707,514

Net increase (decrease) in net assets available for plan benefits	10,363,892	(28,330,050)

Net assets available for plan benefits:
Beginning of year	57,565,811	85,895,861

End of year	$67,929,703	$57,565,811

See accompanying notes to the financial statements

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Ambac Financial Group, Inc. (“Ambac”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Ambac is the Plan sponsor. The assets of the Plan are managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”), who serves as trustee of the Plan.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

As a result of uncertainties associated with Ambac such as its ability to generate new insurance business, limited liquidity, and the constraints imposed upon Ambac’s subsidiary, Ambac Assurance, by the covenants made for the benefit of the Segregated Account, Ambac’s management has concluded that there is substantial doubt about the ability of Ambac to continue as a going concern. As a result, Ambac may consider, among other things, raising additional capital to the extent possible, a negotiated restructuring of its outstanding debt through a prepackaged bankruptcy proceeding or a bankruptcy without agreement, concerning a plan of reorganization with major creditor groups. No assurance can be given that Ambac will be successful in executing any of these strategies. Notwithstanding the outcome at Ambac, management expects to be able to administer the Plan in the foreseeable future.

(b)	Eligibility and Participation

All employees of Ambac who have completed at least six months of service in which the employee is credited with at least 500 hours of service are eligible to participate in the Plan. An enrollment packet is provided in advance of the earliest date on which an employee may elect to begin participation in the Plan. Once an employee completes the Plan’s service requirement, the employee’s account is credited from the service date forward, with the eligible Basic, Supplemental and Discretionary Profit–Sharing Contributions discussed in Note 1(c). An employee must, however, make an affirmative election to make pre-tax contributions and catch-up contributions, when eligible, to qualify for any employer matching contributions to the Plan.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1), Continued

(c)	Contributions

Each current employee participant in the Plan may direct Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. The maximum annual contribution is $16,500 and $15,500 for 2009 and 2008, respectively. Ambac makes an employer matching contribution of 100% of the employee’s contributions up to 6% of such participants’ base compensation, subject to limits set by the Internal Revenue Code. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a Discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. Ambac made contributions of $2,563,990 and $2,557,045 for 2009 and 2008, respectively, for its Basic and Supplemental Profit Sharing Contribution in each respective year. No Discretionary Profit Sharing contributions were made for Plan year 2009 or 2008. All contributions are invested as directed by the participant.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. A participant’s earnings or losses are based upon the proportion contributed to the participant’s chosen investments.

(e)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(f)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70  1/2. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1), Continued

(g)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee, which for 2009 and 2008 was equal to the federal funds rate plus 1%. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account. There were 70 participant loans outstanding at December 31, 2009 with interest rates ranging from 3.25% – 9.50% and with maturities through 2022. There were 89 participant loans outstanding at December 31, 2008 with interest rates ranging from 4.00% – 10.50% and with maturities through 2022.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates the estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates when fact and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. common stock as well as small amounts of cash. The Ambac Financial Group, Inc. common stock in the stock fund is valued using quoted market prices. Participant loans are valued at amortized cost which approximates fair value based on discounted cash flows. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2), Continued

(c)	Plan Expenses

The Plan pays routine administrative, accounting, legal and investment advisory expenses to the extent not paid by Ambac.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all fund elections. Additionally, the investments within each fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which invests entirely in the securities of a single issuer. Over the past several years, the Ambac Financial Group, Inc. Stock Fund has been impacted by the decline in the share price of Ambac. This decline was a result of losses related to residential mortgage-backed exposures and other financial losses. Current employee participants’ abilities to make decisions in investment activities in the Ambac Financial Group, Inc. Stock Fund are suspended during the “black-out” periods that are part of Ambac’s procedures designed to avoid violations of applicable securities laws.

The Plan’s investments include mutual funds that may indirectly invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies of defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2), Continued

(f)	New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under Accounting Standards Codification (“ASC”) 820 Fair Value Measurements and Disclosures, which was formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan’s financial condition or results of operations. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supercedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2), Continued

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The adoption of this guidance is reflected, where applicable, throughout the notes of the financial statements.

(3)	Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	2009	2008
Vanguard Prime Money Market Mutual Fund	$10,267,980	$12,055,145

Vanguard International Growth Mutual Fund	7,194,270	4,891,254

Vanguard 500 Index Mutual Fund	6,936,472	5,691,532

Vanguard Growth & Income Mutual Fund	4,922,963	4,298,797

Vanguard Windsor II Mutual Fund	4,517,841	3,763,687

Vanguard Explorer Mutual Fund	3,582,857	*

Vanguard Inflation-Protected Securities Mutual Fund	*	3,325,765

Vanguard Total Bond Market Index Mutual Fund	*	3,311,755

* Investment did not exceed 5% of the Plan’s Net Assets for the period.

The net appreciation (depreciation) of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Ambac Financial Group, Inc. Stock Fund	$(438,884)	$(11,368,701)
Mutual Funds	9,293,396	(20,469,654)

Total	$8,854,512	$(31,838,355)

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3), Continued

Fair	Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 requires Plan management to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The three levels of the fair value hierarchy are as follows:

Level 1	Fair value is based on quoted prices for identical instruments traded in active markets.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities and other market observable inputs. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, non-binding broker quotes (when pricing service information is not available) or through the use of valuation methodologies using observable market inputs. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the assumptions market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value or a recurring basis.

Mutual Funds

The fair value of the Plan’s investment in mutual funds are obtained from a quoted market price in an active market and is classified as Level 1.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3), Continued

Ambac Financial Group, Inc. Stock Fund

The fair value of the Plan’s investment in the Stock Fund is obtained from a quoted market price in an active market and is classified as Level 1.

Loans to Participants

These loans are valued at amortized cost, which approximates fair value based on discounted cash flows, and are classified at Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables provides the level of valuation assumptions used to determine the carrying value of the Plan’s assets which are measured at fair value on a recurring basis at December 31, 2009 and 2008, respectively:

2009:	Level 1	Level 2	Level 3	Total
Ambac Financial Group, Inc. Stock Fund	$757,054	$—	$—	$757,054

Mutual Funds:
Short-Term Reserves	10,267,980	—	—	10,267,980
Bond Funds	12,830,694	—	—	12,830,694
Balanced Funds	7,628,374	—	—	7,628,374
Domestic Stock Funds	23,682,403	—	—	23,682,403
International Stock Funds	7,817,022	—	—	7,817,022
Specialty Stock Funds	1,415,787	—	—	1,415,787

Total Mutual Funds	63,642,260	—	—	63,642,260

Loans	—	—	790,295	790,295

Total assets at fair value	$64,399,314	$—	$790,295	$65,189,609

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3), Continued

2008:	Level 1	Level 2	Level 3	Total
Ambac Financial Group, Inc. Stock Fund	$1,253,438	$—	$—	$1,253,438

Mutual Funds:
Short-Term Reserves	12,055,145	—	—	12,055,145
Bond Funds	11,498,201	—	—	11,498,201
Balanced Funds	6,187,192	—	—	6,187,192
Domestic Stock Funds	18,472,000	—	—	18,472,000
International Stock Funds	5,216,310	—	—	5,216,310
Specialty Stock Funds	1,019,916	—	—	1,019,916

Total Mutual Funds	54,448,764	—	—	54,448,764

Loans	—	—	917,471	917,471

Total assets at fair value	$55,702,202	$—	$917,471	$56,619,673

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	2009 Loans to Participants	2008 Loans to Participants
Balance, beginning of year	$917,471	$837,809
Purchases, sales, issuances and settlements, (net)	(127,176)	79,662

Balance, end of year	$790,295	$917,471

(4)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated December 7, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)	Plan Termination

Although Ambac has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

AMBAC FINANCIAL GROUP, INC

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(7)	Subsequent Events

For the year ended December 31, 2009, subsequent events have been evaluated by management through June 29, 2010, the date which the Plan’s financial statements were available to be issued.

Effective January 1, 2010, the Plan was amended to suspend all basic, supplemental and discretionary profit sharing contributions under the Plan. If a participant elected to make a pre-tax salary deferral to the Plan for 2010, the participant will receive an employer matching contribution equal to (i) $1.00 for every dollar they contribute to a maximum of 3% of their base compensation for each payroll period and (ii) 50% of every dollar they contribute, up to an additional 2% of their base compensation for each payroll period. Under the Plan, base compensation is limited as required by the Internal Revenue Code. The limit in 2010 is $245,000 and may be increased in future years to adjust for the increased cost of living.

On May 24, 2010, a putative class action entitled Karthikeyan V. Veera v. Ambac Financial Group, Inc. et al., asserting violations of the Employee Retirement Income Security Act of 1974 (“ERISA”), was filed in the United States District Court for the Southern District of New York, Case No. 10 CV 4191, naming as defendants, inter alia, the Company, the Ambac Plan Administrative Committee, and a number of current and former officers of the Company. This action is purportedly brought on behalf of the Ambac Financial Group, Inc. Savings Incentive Plan and all persons, excluding defendants and their immediate families, who were participants in the Plan from October 25, 2006 through April 23, 2009 and whose Plan accounts included an investment in Ambac stock. The complaint alleges, among other things, that defendants “breached their fiduciary duties” by “continuing to offer Ambac Stock as an investment option for the Plan when it was imprudent to do so” and by “failing to provide complete and accurate information to Plan Participants regarding the Company’s financial condition and the risk of investing retirement assets in Ambac Stock,” in light of inter alia Ambac’s alleged “exposure to billions of dollars of losses on high risk transactions” and Ambac’s alleged “significantly loosened and lowered . . . underwriting standards.” This ERISA action seeks, among other things, compensatory damages and attorneys’ fees. The Company believes that it has substantial defenses to the claim raised in this lawsuit and intends to defend itself vigorously; however, the Company is not able to predict the outcome of this action. Management does not expect this lawsuit will have any impact on the Plan’s financial statements.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

		Current
Identity of Issue	Description and Number of Shares	Value
* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 950,070 shares at cost of $14,139,208	$757,054

* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 10,267,980 shares	10,267,980
* Vanguard International Growth Mutual Fund	Mutual Fund; 423,441 shares	7,194,270
* Vanguard 500 Index Mutual Fund	Mutual Fund; 67,561 shares	6,936,472
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 210,563 shares	4,922,963
* Vanguard Windsor II Mutual Fund	Mutual Fund; 190,787 shares	4,517,841
* Vanguard Explorer Mutual Fund	Mutual Fund; 62,528 shares	3,582,857
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 301,231 shares	3,117,743
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 240,230 shares	3,014,888
* Vanguard Long-Term Investment Grade	Mutual Fund; 326,927 shares	2,916,187
* Vanguard GNMA Mutual Fund	Mutual Fund; 235,070 shares	2,501,146
* Vanguard Wellington Mutual Fund	Mutual Fund; 77,470 shares	2,235,012
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 124,415 shares	2,047,864
* Vanguard REIT Index Mutual Fund	Mutual Fund; 95,403 shares	1,415,787
* Vanguard Morgan Growth Investment Mutual Fund	Mutual Fund; 92,417 shares	1,411,202
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 122,911 shares	1,280,730
* Vanguard Target Retirement 2025 Mutual Fund	Mutual Fund; 93,031 shares	1,053,109
* Vanguard Target Retirement 2020 Mutual Fund	Mutual Fund; 37,017 shares	738,869
* Vanguard Target Retirement 2015 Mutual Fund	Mutual Fund; 56,843 shares	642,890
* Vanguard Target Retirement 2030 Mutual Fund	Mutual Fund; 33,077 shares	638,712
* Vanguard International Value Mutual Fund	Mutual Fund; 20,345 shares	622,752
* Vanguard Target Retirement 2040 Mutual Fund	Mutual Fund; 28,576 shares	544,375
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 25,220 shares	493,307
* Vanguard Target Retirement 2035 Mutual Fund	Mutual Fund; 26,667 shares	309,870
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 39,520 shares	263,204
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 16,981 shares	256,751
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 11,987 shares	212,046
* Vanguard Target Retirement 2005 Mutual Fund	Mutual Fund; 14,299 shares	157,004
* Vanguard Target Retirement 2045 Mutual Fund	Mutual Fund; 8,161 shares	98,097
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 6,870 shares	91,164
* Vanguard Target Retirement Income Mutual Fund	Mutual Fund; 6,719 shares	71,151
* Vanguard Target Retirement 2010 Mutual Fund	Mutual Fund; 2,426 shares	49,774
* Vanguard Target Retirement 2050 Mutual Fund	Mutual Fund; 1,897 shares	36,243

Total Mutual Funds		63,642,260

* Participant Loans	70 participants loans (Interest rate range 3.25% to 9.50% and maturities through 2022).	790,295

Total Investments		$65,189,609

* party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc. Savings Incentive Plan

Dated: June 29, 2010	By:	/s/ Diana N. Adams
Diana N. Adams Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm.